ANTHONY L.G., PLLC

laura aNTHONy, esq. GEOFFREY ASHBURNE. ESQ.* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY @ANTHONYPLLC.COM

OF COUNSEL: CRAIG D. LINDER, ESQ.**** PETER P. LINDLEY, ESQ., CPA, MBA KIMBERLY L. RUDGE, ESQ. STUART REED, ESQ. MARC S. WOOLF, ESQ.

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

January 7, 2019

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC
Amendment No. 4 to Offering Statement on Form 1-A
Filed November 21, 2018
File No. 024-10876

Dear Ms. Ransom:

We have electronically filed herewith on behalf of Masterworks 001, LLC (the “Company”) Amendment No. 5 (“Amendment No. 5”) to the above-referenced offering statement on Form 1-A filed on July 31, 2018 and as amended on August 24, 2018, September 27, 2018, October 19, 2018 and November 21, 2018 (“Form 1-A”). Amendment No. 5 is marked with < R > tags to show changes made from Amendment No. 4 to the Form 1-A filed on November 21, 2018. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated December 21, 2018. We trust you shall deem Amendment No. 5 and the contents of this transmittal letter responsive to your comment letter.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

January 7, 2019

General

1.	Comment: We note your response to prior comment 3. We are analyzing your response and have additional comments based upon the information you have provided to date:

- We note that you acknowledged in your response that your Administrator is required to provide financial information to you and your investors. Tell us what consideration you have given to providing this financial information in your Offering Circular.

- Provide us your analysis as to whether Masterworks Gallery should be a co-issuer, given that it has acquired the asset, will sell the asset to you in exchange for proceeds from this offering or for such number of shares that go unsold, will maintain a 20% profits interest in you and seems to retain control over your Board of Managers and Administrator.

Response: Prior to the initial confidential submission of the Form 1-A, the Company carefully considered how best to convey the relevant financial information of the Administrator. The Company determined that the most material information for potential investors in the offering would be information that enables them to assess whether the assets of the Administrator would be sufficient to fund ongoing requirements to administer the Painting and the Company for the duration of the administrative services agreement. Given the uncertain timing of the offering due in part to the SEC qualification process, the fact that the Administrator is newly organized and was not yet funded at the time of the initial filing, the fact that the Administrator’s net assets fluctuate constantly and the fact that a single individual (Scott Lynn) controls the Administrator and its capital resources, the Company determined that rather than providing balance sheet data as of a specific date, the most relevant information for investors would be to disclose that as of the time of SEC qualification and the closing, the Administrator will be funded with approximately $100,000 in cash and will have no third-party liabilities, commitments or obligations, which has been included in every submission and filing of the Offering Circular and currently appears on page 57 of the Offering Circular included in Amendment No. 5. In addition, the administrative services agreement contains a covenant that the Administrator is required to continuously maintain cash reserves on hand sufficient to pay at least one-year of estimated expenses to satisfy its obligations to fund the operations of the Company until the sale of the Painting. This covenant, which has also been included in every submission and filing of the Offering Circular is set forth in Section 3(c) of the administrative services agreement and is disclosed in the Risk Factor captioned “We are totally reliant on the Administrator to maintain sufficient capital resources to pay our fees, costs and expenses” on page 22 of the Offering Circular. The Company has added this disclosure to “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Liquidity and Capital Resources of the Administrator” on page 57 of the Offering Circular included in Amendment No. 5.

The Company does not believe Masterworks Gallery should be a co-issuer of the Class A ordinary shares for several reasons. Firstly, the Company respectfully disagrees with the Staff’s assertion that Masterworks Gallery retains control over the Company’s Board of Managers and the Administrator. Although these entities are affiliates and they share the same controlling managers and officers as the Company, they each have a separate Board of Managers and officers. Despite owning an economic interest in the Company, Masterworks Gallery will not own any voting membership interests in the Company after the closing. We have revised the disclosure in Amendment No. 5, including the Company’s operating agreement, such that Masterworks Gallery will not have the right to replace any member of the Company’s Board of Managers. As an aside, Masterworks Gallery does not own any membership interest in the Administrator and the Administrator does not own any membership interests in Masterworks Gallery. After the closing of the offering, the Company will be internally managed by its Board of Managers, which includes an independent director, and all voting membership interests will be held by investors in the offering and investors in the concurrent private placement. Pursuant to the terms of the Company’s operating agreement and the administrative services agreement (collectively, the “Agreements”), neither the Company’s Board of Managers nor any Masterworks entity will be able to make material changes to either of the Agreements without the consent of the holders of voting membership interests. Accordingly, despite owning a significant economic stake in the Company, Masterworks Gallery will have no ability to control the Company after the closing of the offering.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

January 7, 2019

The Company acknowledges that Masterworks Gallery acquired the Painting and will receive the proceeds from the offering, but this fact does not make Masterworks Gallery a co-issuer of the shares. Following the closing of the offering, the role of Masterworks Gallery with respect to the Company and its shareholders is limited to its passive ownership of non-voting membership interests in the Company and the performance of certain administrative functions as an agent of the Administrator in connection with the display and eventual sale of the Painting, provided that no incremental compensation will be paid by the Company to Masterworks Gallery in respect of any such services. As stated in the Company’s response to prior Comment No. 3, the Company believes that the designation of Masterworks Gallery as a “co-issuer” of the Class A ordinary shares could be materially misleading and confusing to investors and would provide them with no meaningful information.

More generally, Masterworks, including but not limited to Masterworks Gallery, as a whole will have a very limited ability to exercise control over the Company in a manner that is meaningful to investors without violating its obligations under the Agreements or contravening its disclosures in the Form 1-A. The Company’s operating agreement prohibits it from incurring debt, issuing additional equity (except as contemplated by the Agreements), buying or selling other assets, etc. without shareholder approval and the contemplated scope of the Company’s operations following the offering is primarily limited to maintaining the Painting, offering the Painting for sale and regulatory compliance. If a “bona fide” offer for the Painting is made, the Company must present the offer to voting shareholders (i.e. non-affiliates of Masterworks) and must adhere to the outcome of any such vote. Any sale of the Painting is subject to the approval of shareholders that are not affiliates of Masterworks, except in limited specified circumstances described in the Agreements (and even in such limited circumstances, the manner of sale is prescribed). Accordingly, the Company has been intentionally structured in a manner to significantly curtail Masterworks’ discretion to make key decisions or exercise independent judgement and to provide that discretion to the Company’s voting shareholders.

2.	Comment: We note that in response to comment 4 you have added the graph to page 48. Please clearly disclose that while your graph shows historical appreciation in the value of the Painting, investors will only receive proceeds from any such appreciation, if any, after the Painting is sold and after Masterworks is reimbursed for any expenses, and taxes and expenses of the Company are paid.

Response. The Company has revised the disclosure in the Form 1-A on page 51, formerly page 48, to clearly disclose that while the graph shows historical appreciation in the value of the Painting, investors will only receive proceeds from appreciation, if any, after the Painting is sold and after Masterworks is reimbursed for any expenses, and taxes and expenses of the Company are paid.

3.	Comment: We note your response to comment 6 and we reissue the comment in part. Please revise your website in the section titled “How do you make money on your investment?” and state that if the painting is sold the proceeds, if any, will be distributed to shareholders, after the costs you disclose in your Offering Circular, and state the anticipated amount of time you intend to hold the painting before offering it for sale. Please also make similar revisions to the section titled “A collector can make an offer to buy a painting, and you can vote whether to sell,” in the tab titled “How it works.”

Response: The Company has revised the website in accordance with the Staff’s comment.

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

January 7, 2019

If the Staff has any further comments regarding the form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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